EXHIBIT 3.1

Articles of Amendment
to
Articles of Incorporation
of

OBJ Enterprises Inc.

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation and does hereby certify:

FIRST: That the Board of Directors of OBJ Enterprises Inc. duly adopted resolutions setting forth the proposed amendments to the Articles of Incorporation set forth below and recommending those amendments to the stockholders of the Corporation.  Pursuant to such resolutions, the following amendments to the Articles of Incorporation were approved:

RESOLVED, that the Board does hereby authorize and approve the amendment of Article 1 of Company’s articles of incorporation in its entirety as follows:

“ARTICLE 1. Name: The name of this Corporation is ‘MyGo Games Holding Co.’”

RESOLVED, that the Board does hereby authorize and approve the amendment of Section 6.2 of Company’s articles of incorporation in its entirety as follows:

“6.2 Term: Each director shall hold office until his or her successor shall be elected and shall qualify, or until he or she shall resign or be removed as set forth below.  Director positions will be staggered into three classes, with the term of office of two director positions to expire at the annual meeting of shareholders next ensuing; another two director positions to expire one year after the annual meeting next ensuing; and another three director positions to expire two years after the annual meeting next ensuing; and at each annual election held after such classification and election, directors shall be chosen for a full three-year term to succeed those whose terms expire. Any director appointed to fill a vacancy on the board by reason of death, resignation, removal from office, refusal to stand for re-election or otherwise shall be appointed for the remainder of the term of the class of the director they are appointed to replace.  In the absence of a nomination for a successor at the end of a director’s term, the term of the then current director shall simply be extended for another full three year term without further action being required.  Not more than one class of directors, being the class up for election at that year’s annual meeting, shall be subject to replacement by the shareholders during any single year pursuant to Section 6.4 below.  Any increase or decrease in the number of directors pursuant to these Articles of Incorporation or the Bylaws of the Corporation shall be apportioned by resolution of the Board of Directors to be so apportioned among the director classes as to make all classes as nearly equal in number as possible.  In no case will a decrease in the number of directors shorten the term of any incumbent director.”

RESOLVED, that the Board does hereby authorize and approve the amendment of Article 8 of Company’s articles of incorporation in its entirety as follows:

“ARTICLE 8. CAPITAL STOCK: The total number of shares of capital stock that the Corporation has authority to issue is Two Hundred and Fifty Million (250,000,000). The total number of shares of common stock that the Corporation has authority to issue in Two Hundred and Fifty Million (250,000,000) and the par value of each share of such common stock is one-hundredth of one cent ($0.0001) for an aggregate par value of Twenty-Five Thousand Dollars ($25,000.00).”

SECOND: That thereafter, pursuant to Section 607.0704 of the Florida Business Corporations Act, stockholders representing the necessary number of shares as required by statute were voted in favor of the above amendment by written consent delivered to the Corporation.

THIRD: That said amendments were duly adopted in accordance with Section 607.1003 of the Florida Business Corporations Act.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this July 3, 2014.

____________________________
Name: Daniel Hammett
Title: Chief Executive Officer